Filed Pursuant to Rule 424(b)(3)
Registration No. 333-118377

PROSPECTUS

TOREADOR RESOURCES CORPORATION

Common Stock

        This prospectus relates to an aggregate of 1,564,071 issued and outstanding shares of our common stock, 319,962 shares of our common stock that may be issued upon conversion of our Second Amended and Restated Convertible Debenture, 1,000,000 shares that may be issued upon conversion of our outstanding Series A-1 Convertible Preferred Stock, and 40,000 shares that may be issued upon exercise of outstanding warrants. All of these shares of common stock are being offered for resale under this prospectus by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock.

        The selling stockholders may offer their shares from time to time in open market transactions on the NASDAQ National Market or in private transactions, at prevailing market prices or at privately negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. These broker-dealers, if used, may receive discounts, concessions or commissions from the selling stockholders or from the purchaser of the shares. The selling stockholders will receive the purchase price of the shares of common stock sold less any such discounts, concessions or commissions. The selling stockholders and/or the purchasers will be responsible for any such discounts, concessions or commissions.

        Our common stock is traded on the NASDAQ National Market under the symbol “TRGL” and on the Toronto Stock Exchange under the symbol “TRX.” On August 30, 2004, the last reported sale price for our common stock, as reported by NASDAQ, was $7.86 per share. Our principal offices are located at 4809 Cole Avenue, Suite 108, Dallas, Texas 75205, and our telephone number is 214.559.3933 or 800.966.2141.

        You should read the Section entitled “Risk Factors” beginning on page 3 for a discussion of certain factors you should consider before buying our common stock.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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        The date of this prospectus is August 31, 2004

PROSPECTUS SUMMARY

The Company

        As used in this prospectus, “we,” the “Company” or “Toreador” refers to Toreador Resources Corporation, a Delaware corporation, and its subsidiaries unless the context indicates otherwise. We are an independent international energy company engaged in oil and natural gas exploration, development, production, leasing, and acquisition activities.

        We currently hold interests in developed and undeveloped oil and natural gas properties in the Paris Basin, France; the Cendere and Zeynel fields in Turkey; and the Bonasse Field and Southwest Cedros Peninsula License in Trinidad, West Indies. We have been awarded concessions for the Viperesti, Moinesti, and Fauresti blocks in Romania. We also own various working-interest properties in Texas, Kansas, New Mexico, Louisiana and Oklahoma.

        We were incorporated in 1951 and were formerly known as Toreador Royalty Corporation. We continue to be listed on the NASDAQ National Market under the symbol “TRGL” and on the Toronto Stock Exchange under the symbol “TRX.” Certain oil and gas industry terms used in this prospectus such as “proved reserves” are defined in the section entitled “Certain Definitions” beginning on page 17 of this prospectus.

The Offering

Securities Offered	The selling stockholders are offering up to 2,924,033 shares of our common stock consisting of an aggregate of 1,564,071 issued and outstanding shares of our common stock, 319,962 shares of our common stock that are issuable upon conversion of our outstanding Second Amended and Restated Convertible Debenture, 1,000,000 shares that are issuable upon conversion of our outstanding Series A-1 Convertible Preferred Stock, and 40,000 shares that are issuable upon exercise of outstanding warrants.

Terms of the Offering	We have agreed to use our best efforts to keep this registration statement effective until all the shares of the selling stockholders registered under this registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act of 1933.

Use of Proceeds	We will not receive any proceeds from any sale of the shares offered by the selling stockholders.

Listing	Our common stock is traded on the NASDAQ National Market under the symbol "TRGL" and on the Toronto Stock Exchange under the symbol "TRX."

Risk Factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled "Risk Factors" beginning on page 3 of this prospectus.

RISK FACTORS

        There are various risks involved in owning our common stock, including those described below.

Industry Risks

The volatility of the oil and natural gas industry may have an adverse impact on our operations

        Our revenues, cash flows and profitability are substantially dependent upon prevailing prices for oil and natural gas. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Any significant or extended decline in oil or natural gas prices will have a material adverse effect on our business, financial condition and results of operations and could impair access to future sources of capital. Volatility in the oil and natural gas industry results from numerous factors over which we have no control, including:

•	the level of oil and natural gas prices, expectations about future oil and natural gas prices and the ability of international cartels to set and maintain production levels and prices;

•	the cost of exploring for, producing and transporting oil and natural gas;

•	the level and price of foreign oil and natural gas transportation;

•	available pipeline and other oil and natural gas transportation capacity;

•	weather conditions;

•	international political, military, regulatory and economic conditions;

•	the level of consumer demand;

•	the price and the availability of alternative fuels;

•	the effect of worldwide energy conservation measures; and

•	the ability of oil and natural gas companies to raise capital.

        Significant declines in oil and natural gas prices for an extended period may:

•	impair our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce the amount of oil and natural gas that we can produce economically;

•	cause us to delay or postpone some of our capital projects;

•	reduce our revenues, operating income and cash flow; and

•	reduce the carrying value of our oil and natural gas properties.

        No assurance can be given that current levels of oil and natural gas prices will continue. We expect oil and natural gas prices, as well as the oil and natural gas industry generally, to continue to be volatile.

Continued financial success depends on our ability to acquire additional reserves in the future

        Our future success as an oil and natural gas producer depends upon our ability to find, develop and acquire additional oil and natural gas reserves that are profitable. If we are unable to conduct successful development activities or acquire properties containing proved reserves, our proved reserves generally will decline as reserves are produced.

We face numerous drilling risks in finding commercially productive oil and natural gas reservoirs

        Our drilling will involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. We may incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by us of 3D seismic and other advanced technology to explore for oil and natural gas requires greater pre-drilling expenditures than traditional drilling methodologies. While we use advanced technology in our operations, this technology does not allow us to know conclusively prior to drilling a well that oil or natural gas is present or economically producible.

We are exposed to operating hazards and uninsured risks

        Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

•	fire, explosions and blowouts;

•	pipe failure;

•	abnormally pressured formations; and

•	environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

        These events may result in substantial losses to us from:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation;

•	penalties and suspension of operations; or

•	attorney's fees and other expenses incurred in the prosecution or defense of litigation.

        As is customary in our industry, we maintain insurance against some, but not all, of these risks. We cannot assure you that our insurance will be adequate to cover these losses or liabilities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or underinsured events may have a material adverse effect on our financial condition and operations.

        We carry well control insurance for our drilling operations. Our coverage includes blowout protection and liability protection on domestic and international wells.

        The producing wells in which we have an interest occasionally experience reduced or terminated production. These curtailments can result from mechanical failures, contract terms, pipeline and processing plant interruptions, market conditions and weather conditions. These curtailments can last from a few days to many months.

Company Risks

Our growth depends on our ability to obtain additional capital under satisfactory terms and conditions

        Our total consolidated indebtedness at June 30, 2004 was approximately $2.2 million, all of which was owing to PHD Partners, LP pursuant to a convertible debenture issued in December 2001. Additionally, we issued $7.5 million of our convertible subordinated notes in July 2004. Our senior credit facilities were discharged in January 2004 and we do not currently have any amounts outstanding that are secured by our assets. However, our growth requires substantial capital on a continuing basis and we may need to incur additional debt to meet these capital needs. We may be unable to obtain additional capital under satisfactory terms and conditions. In addition, our convertible subordinated notes issued in July 2004 prohibit us from incurring total indebtedness beyond 50% of our “net reserve value” on a consolidated basis. Thus, we may not be able to obtain sufficient capital to grow our business and we may lose opportunities to acquire oil and natural gas properties and businesses because of our inability to fund such growth.

        In addition, our pursuit of capital could result in us incurring additional indebtedness (secured and unsecured) or issuing potentially dilutive equity securities. We also may utilize the capital currently expected to be available for our present operations to fund other opportunities.

        The amount and timing of our future capital requirements will depend upon a number of factors, including:

•	Drilling costs;

•	Transportation costs;

•	Equipment costs;

•	Marketing expenses;

•	Oil and natural gas prices;

•	Staffing levels and competitive conditions; and

•	Any purchases or dispositions of assets.

        Our failure or inability to obtain any required additional financing could materially and adversely affect our growth, cash flow and earnings.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do

        We operate in the highly competitive areas of oil and natural gas exploration, development, production, leasing, and acquisition activities. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

        Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil and natural gas companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Any additional future indebtedness may limit our financial and operating flexibility

        Subject to meeting the requirements of our convertible subordinated notes, we may seek to obtain additional capital under satisfactory terms and conditions to finance the growth of our business. Any additional debt, including short-term borrowing or long-term debt, may have important effects on our future operations, including the following:

•	The financial instrument could contain covenants requiring us to meet certain financial tests and other restrictive covenants that may affect our flexibility in planning for, and reaction to, changes in our business, including possible acquisition activities.

•	We may secure the debt by pledging some or all of our assets and finance the debt primarily with cash flow from our oil and natural gas properties and operations, which are dependent on many factors and involve the numerous risks and uncertainties outlined above. Default under an additional financial instrument may permit the lender to accelerate repayments of the loan and to foreclose on the collateral securing the loan, including a substantial portion of our oil and natural gas properties.

•	Any additional debt may limit our ability to obtain additional financing for capital expenditures and other purposes.

A large percentage of our common stock is owned by our officers and directors, and such stockholders may control our business and affairs

         At August 18, 2004, our officers and directors as a group held a beneficial interest in approximately 51.10% of our common stock (including shares issuable upon exercise of stock options for common stock, conversion of our Series A and A-1 Convertible Preferred Stock held by directors and affiliates of certain directors and conversion of the $2,159,746 convertible debenture). The officers and directors control our business and affairs. Due to their large ownership percentage they may remain entrenched in their positions.

Our business exposes us to liability and extensive regulation on environmental matters

         Our operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations not only expose us to liability for our own negligence, but may also expose us to liability for the conduct of others or for our actions that were in compliance with all applicable laws at the time those actions were taken.

A significant portion of our operations is conducted in France and Turkey, and we own interests in Romania and Trinidad. Therefore, we are subject to political and economic risks and other uncertainties

         We have international operations and are subject to the following foreign issues and uncertainties that can affect our operations adversely:

•	The risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	Taxation policies, including royalty and tax increases and retroactive tax claims;

•	Exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•	Laws and policies of the United States affecting foreign trade, taxation and investment;

•	The possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	The possibility of restrictions on repatriation of earnings or capital from foreign countries.

Terrorist activities may adversely affect our business

        Terrorist activities, including events similar to those of September 11, 2001 or armed conflict involving the United States may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We are highly dependent upon key personnel

        Our continued success is dependent to a significant degree upon the services of our executive officers and upon our ability to attract and retain qualified personnel who are experienced in the various phases of our business. If we lose the services of one or more of our executive officers, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected. We do not maintain key man life insurance for any of our executive officers.

Our marketing of oil and natural gas production principally depends upon facilities operated by others, and these operations may change and have a material adverse effect on our marketing

        Our marketing of oil and natural gas production principally depends upon facilities operated by others. The operations of those facilities may change and have a material adverse effect on our marketing of oil and natural gas production. In addition, we rely upon third parties to operate many of our properties and may have no control over the timing, extent and cost of development and operations. As a result of these third-party operations, we cannot control the timing and volumes of production. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. Our access to transportation options also can be affected by U.S. federal and state regulation and foreign regulation of oil and natural gas production and transportation, general economic conditions, and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the financial impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas.

We may not be able to renew our permits

        We do not hold title to properties in France, Turkey or Romania, but have exploration and production permits granted by these countries’ respective governments. There can be no assurances that we will be able to renew any of these permits that expire.

Our production may not offset hedges, and we may not benefit from price increases by hedging

        Occasionally, we may reduce our exposure to the volatility of oil and natural gas prices by hedging a portion of our production. In a typical hedge transaction, we will have the right to receive from the counterparty to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, we will be required to pay the counterparty this difference multiplied by the quantity hedged. In such case, we will be required to pay the difference regardless of whether we have sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production. Hedging also could prevent us from receiving the full advantage of increases in oil or natural gas prices above the fixed amount specified in the hedge.

Investment Risks

Due to the restrictions placed on us by our outstanding shares of preferred stock and our convertible subordinated notes, we do not expect to pay cash dividends in the near future

        Occasionally we have paid cash dividends on our common stock. However, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our convertible subordinated notes and our outstanding shares of preferred stock restrict our ability to pay dividends on our common stock. Therefore, our common stock is not a suitable investment for persons requiring current income.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

        Before you invest in our common stock, you should be aware that there are various risks associated with an investment, including the risks described above in the section entitled “Risk Factors,” and risks that we highlighted in other sections of the prospectus. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

        Some of the information in this report may contain forward-looking statements. We use words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they: (1) discuss future expectations; (2) contain projections of results of operations or of our financial conditions; or (3) state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and other factors noted throughout this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

        Please read the section entitled “Risk Factors” beginning on page 3 for a discussion of certain risks of our business and an investment in our common stock.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. Due to our name change, our filings made prior to June 5, 2000 can be found under the name “Toreador Royalty Corporation.” Our filings made on and subsequent to June 5, 2000 can be found under the name “Toreador Resources Corporation.” You may also read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1(800) SEC-0330 for further information on the public reference room.

        This prospectus provides you with a general description of the common stock the selling stockholders may offer to sell. Under certain circumstances the selling stockholders may be required to provide additional information about the method by which they intend to sell the common stock. We will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under this heading “Where You Can Find More Information.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders’ offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on April 13, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 14, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on August 13, 2004;

•	Current Reports on Form 8-K filed with the SEC on January 28, 2004 and July 23, 2004; and

•	Current Report on Form 8-K filed with the SEC on August 17, 2004, containing a description of Toreador's capital stock.

        We will provide these filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to Toreador as follows:

4809 Cole Avenue
Suite 108
Dallas, Texas 75205
Attn: Investor Relations

        You may call Crystal C. Bell of Toreador at (214) 559-3933 or (800) 966-2141 to request filings. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

USE OF PROCEEDS

        We will not receive any proceeds from any sale of shares of common stock by a selling stockholder.

SELLING STOCKHOLDERS

        This prospectus covers offers and sales from time to time by the selling stockholders of up to an aggregate of 2,924,033 shares of common stock, including an aggregate of 1,564,071 currently issued and outstanding shares of common stock, 319,962 shares of our common stock that may be issued upon conversion of a convertible debenture, 1,000,000 shares that may be issued upon conversion of our outstanding Series A-1 Convertible Preferred Stock, and 40,000 shares that may be issued upon exercise of outstanding warrants.

        The selling stockholders under this prospectus are as follows:

•	David M. Brewer is the owner of 1,266,261 shares of our currently issued and outstanding common stock which were issued to him pursuant to the Agreement and Plan of Merger dated as of October 3, 2001 by and among the Company, MOC Acquisition Corporation and Madison Oil Company.

•	PHD Partners, LP is the owner of 124,433 shares of our currently issued and outstanding common stock which were issued to it pursuant to the Agreement and Plan of Merger dated as of October 3, 2001 by and among the Company, MOC Acquisition Corporation and Madison Oil Company. Mr. Brewer is the sole stockholder of the sole general partner of PHD Partners, LP.

•	Herbert L. Brewer is the owner of 173,377 shares of our currently issued and outstanding common stock, which were issued to him pursuant to the Agreement and Plan of Merger dated as of October 3, 2001 by and among the Company, MOC Acquisition Corporation and Madison Oil Company.

•	PHD Partners, LP is the owner of 319,962 shares of our common stock issuable upon conversion of the Second Amended and Restated Convertible Debenture dated March 31, 2004 between Madison Oil Company, the Company and PHD Partners, LP. Mr. Brewer is the sole stockholder of the sole general partner of PHD Partners, LP.

•	The individuals listed below are the owners of the 160,000 shares outstanding of our Series A-1 Convertible Preferred Stock, which 160,000 shares are convertible as of the date of this prospectus into 1,000,000 shares of our common stock:

•	John Mark McLaughlin

•	William I. Lee

•	Wilco Properties, Inc.

•	H.R. Sanders

•	Herbert L. Brewer

•	Herbert L. and Paulyne Brewer 1992 Trust

•	James R. Anderson

•	Karen Anderson

•	Roger R. Anderson

•	The individuals and entity listed below are owners of an aggregate of 40,000 shares of our common stock issuable upon exercise of warrants dated July 22, 2004 issued in favor of such holders:

•	Rich Brand

•	Nigel Lovett

•	RP&C International (Securities), Inc.

        The following table sets forth information known to us with respect to the ownership of each selling stockholder before and after completion of the sale of the shares of our common stock to be sold by such selling stockholder under this prospectus. Certain of the information included in the table as to these entities and individuals has been furnished to us by the entity or person related to the information for inclusion in this prospectus. The information is based upon the assumption that the selling stockholders do not sell any shares of our common stock shown in the table as owned other than the shares of common stock to be sold under this prospectus.

        The number of shares of our common stock shown as owned includes shares underlying options which are currently exercisable, shares underlying our Second Amended and Restated Convertible Debenture which is currently convertible, shares underlying the Series A-1 Convertible Preferred Stock which is currently convertible, and shares underlying outstanding warrants which are currently exercisable. These shares are deemed outstanding for purposes of computing the number of shares owned and percentage ownership. Except for the selling stockholders specifically identified in the following table, after completion of the offering, no selling stockholders will own one percent or more of our outstanding common stock.

        Pursuant to Rule 416 of the Securities Act, the selling stockholders may also offer and sell shares of common stock issued as a result of, among other events, stock splits, stock dividends and similar events.

		NUMBER OF	NUMBER OF	PERCENTAGE
	NUMBER OF	SHARES	SHARES	OF SHARES
	SHARES	BEING	OWNED	OWNED
NAME OF SELLING	OWNED BEFORE	REGISTERED	AFTER THIS	AFTER THIS
STOCKHOLDER	THIS OFFERING	FOR RESALE	OFFERING	OFFERING

James R. Anderson	378,400(1)	375,000(2)	3,400	*

Karen Anderson	202,027(3)	125,000(4)	77,027	*

Roger R. Anderson	12,500(5)	12,500(5)	0

David M. Brewer(6)	1,383,161(7)	1,266,261(8)	116,900	1.21%

PHD Partners, LP	444,395(9)	444,395(9)	0

Herbert L. Brewer(10)	316,777(11)	235,877(12)	80,900	*

Herbert L. and Paulyne Brewer 1992
Trust	62,500(13)	62,500(13)	0

William I. Lee(14)	1,510,051(15)	250,000(16)	1,260,051	12.72%

Wilco Properties, Inc.	237,650(17)	68,750(18)	168,900	1.31%

John Mark McLaughlin(19)	299,134(20)	37,500(21)	261,634	2.68%

H.R. Sanders, Jr.(22)	79,583(23)	6,250(24)	73,333	*

Rich Brand	24,000(25)	24,000(25)	0

Nigel Lovett	16,800(26)	12,800(27)	4,000	*

RP&C International (Securities), Inc.	3,200(28)	3,200(28)	0

Total	4,970,178	2,924,033	2,046,145

* Denotes less than one percent

(1)	Consists of 375,000 shares of common stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock and 3,400 shares owned by his children in which he has indirect beneficial ownership. Mr. Anderson is the husband of Karen Anderson.

(2)	Consists of 375,000 shares of common stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock.

(3)	Consists of 125,000 shares of common stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock and 77,027 shares held directly by Mrs. Anderson. Mrs. Anderson is the wife of James R. Anderson.

(4)	Consists of 125,000 shares of common stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock.

(5)	Consists of 12,500 shares of common stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock.

(6)	Mr. Brewer has been a Director of Toreador since December 31, 2001.

(7)	Consists of (i) 1,266,261 shares of common stock held directly by Mr. Brewer, (ii) 10,000 shares of common stock held by a profit sharing plan for Mr. Brewer, (iii) 45,733 shares held directly by JD Associates, an investment joint venture formed by Messrs. David Brewer and Joseph Griesedieck, and (iv) 61,167 shares of common stock with respect to which Mr. Brewer has the right to acquire upon exercise of currently exercisable options.

(8)	Consists of 1,266,261 shares of common stock held directly by Mr. Brewer.

(9)	Consists of (i) 124,433 shares of common stock held directly by PHD Partners, LP and (ii) 319,962 shares of common stock issuable upon conversion of the Second Amended and Restated Convertible Debenture issued by Madison Oil Company to PHD Partners, LP which is convertible into Toreador common stock. PHD Partners, LP is a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner of the partnership.

(10)	Mr. Brewer has been a Director of Toreador since December 31, 2001.

(11)	Consists of (i) 222,610 shares of common stock held directly by Mr. Brewer, (ii) 31,667 shares of common stock with respect to which Mr. Brewer has the right to acquire upon exercise of currently exercisable options, and (iii) 62,500 shares of common stock which may be acquired by Mr. Brewer upon conversion of the Series A-1 Convertible Preferred Stock.

(12)	Consists of (i) 173,377 shares of common stock held directly by Mr. Brewer, and (ii) 62,500 shares of common stock which may be acquired by Mr. Brewer upon conversion of the Series A-1 Convertible Preferred Stock.

(13)	Consists of 62,500 shares of common stock which may be acquired upon conversion of the Series A-1 Convertible Preferred Stock. Mr. Herbert Brewer is the trustee of the Herbert L. and Paulyne Brewer 1992 Trust.

(14)	Mr. Lee has been a Director of Toreador since 1998.

(15)	Consists of (i) 940,051 shares of common stock owned directly by Mr. Lee, (ii) 500,000 shares of common stock issuable to Mr. Lee upon conversion of the Series A and Series A-1 Convertible Preferred Stock, and (iii) 70,000 shares of common stock which Mr. Lee has the right to acquire upon exercise of currently exercisable options.

(16)	Consists of 250,000 shares of common stock issuable to Mr. Lee upon conversion of the Series A-1 Convertible Preferred Stock.

(17)	Consists of (i) 156,400 shares of common stock owned directly by Wilco and (ii) 81,250 shares of common stock issuable to Wilco upon conversion of the Series A and Series A-1 Convertible Preferred Stock. Mr. Lee is the majority shareholder and Chairman of the Board of Wilco.

(18)	Consists of 68,750 shares of common stock issuable to Wilco upon conversion of the Series A-1 Convertible Preferred Stock.

(19)	Mr. McLaughlin has been a Director of Toreador since 1976 and has been Chairman of the Board of Directors since April 1997.

(20)	Includes 115,000 shares of common stock that Mr. McLaughlin has the right to acquire upon the exercise of currently exercisable options, along with 100,000 shares of common stock issuable upon the conversion of shares of Series A and Series A-1 Convertible Preferred Stock.

(21)	Consists of 37,500 shares of common stock issuable upon the conversion of Series A-1 Convertible Preferred Stock.

(22)	Mr. Sanders has been a Director of Toreador since July 11, 2001.

(23)	Includes 33,333 shares of common stock that Mr. Sanders has the right to acquire upon currently exercisable options, along with 6,250 shares of common stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock.

(24)	Consists of 6,250 shares of common stock issuable upon the conversion of Series A-1 Convertible Preferred Stock.

(25)	Consists of 24,000 shares of common stock issuable upon exercise of warrants. Mr. Brand is an affiliate of RP&C International (Securities), Inc., a registered broker-dealer. Mr. Brand represented to the Company that he acquired the shares of common stock to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(26)	Consists of 12,800 shares of common stock issuable upon exercise of warrants and 4,000 shares held directly by Mr. Lovett. Mr. Lovett is an affiliate of RP&C International (Securities), Inc., a registered broker-dealer. Mr. Lovett represented to the Company that he acquired the shares of common stock to be sold pursuant to this prospectus in the ordinary course of business, and at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(27)	Consists of 12,800 shares of common stock issuable upon exercise of warrants.

(28)	Consists of 3,200 shares of common stock issuable upon exercise of warrants. RP&C International (Securities), Inc. is a registered broker-dealer.

PLAN OF DISTRIBUTION

        The selling stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the shares of common stock being registered hereunder in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

•	sales on any national securities exchange or market on which our common stock may be listed at the time of sale;

•	sales in an over-the-counter market in which the shares are traded;

•	block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

        From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock from time to time.

        In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

        The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        Toreador is required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.

        Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of common stock covered by this prospectus. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

        In order to comply with certain states’ securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital consists of 30,000,000 shares of common stock and 4,000,000 shares of Preferred Stock. At August 18, 2004 we had:

•	9,588,769 shares of common stock outstanding

•	160,000 shares of Series A Convertible Preferred Stock outstanding

•	160,000 shares of Series A-1 Convertible Preferred Stock outstanding

COMMON STOCK

        The holders of shares of common stock possess full voting power for the election of directors and for all other purposes, each holder of common stock being entitled to one vote for each share of common stock held of record by such holder. The shares of common stock do not have cumulative voting rights. As described below, the holders of the Series A and Series A-1 Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador.

        Subject to the right of holders of any outstanding shares of Series A and Series A-1 Convertible Preferred Stock and our 7.85% Convertible Subordinated Notes due June 30, 2009, dividends may be paid on the common stock as and when declared by Toreador’s Board of Directors out of any funds of Toreador legally available for the payment thereof. Holders of common stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of common stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of preferred stock in the event of any liquidation, dissolution or winding up of the affairs of Toreador, the remaining assets and funds of Toreador will be distributed to the holders of common stock according to their respective shares.

PREFERRED STOCK

General

        The Board of Directors may, without further action by Toreador’s stockholders (subject to the terms of the Series A and Series A-1 Convertible Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of preferred stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Toreador before any payment is made to the holders of common stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Toreador’s securities or the removal of incumbent management.

Description of Series A Convertible Preferred Stock

        Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as “Series A Convertible Preferred Stock” with a stated value of $25.00 per share.

        Dividends. Each share of Series A Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.

        Priority. In the event of liquidation, dissolution or similar event, holders of Series A Convertible Preferred Stock will have preference over the common stock and all other capital stock, other than the Series A-1 Convertible Preferred Stock, to the extent of $25.00 for each share of Series A Convertible Preferred Stock plus any accrued and unpaid dividends.

        Conversion. Each holder of Series A Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.

        Adjustments to Conversion Price. The rate of conversion of Series A Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.

        Optional Redemption by Company. At any time after December 1, 2004, we may elect to redeem for cash any or all shares of Series A Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A Convertible Preferred Stock plus (2) any accrued and unpaid dividends and such sum is then multiplied by a declining multiplier. The multiplier is 105% until November 30, 2005, 104% until November 30, 2006, 103% until November 30, 2007, 102% until November 30, 2008, 101% until November 30, 2009 and 100% thereafter.

        Voting Rights. The holders of Series A Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador. We may not take any action that adversely effects the Series A Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock. If Toreador fails to pay four quarterly dividend payments, the holders of Series A Convertible Preferred Stock are entitled to separately, as a class, elect one person to our Board of Directors, who shall serve until the event of default is cured.

Description of Series A-1 Convertible Preferred Stock

        Designation and Amount. Under the certificate of designation, 160,000 shares of preferred stock are designated as “Series A-1 Convertible Preferred Stock” with a stated value of $25.00 per share.

        Dividends. Each share of Series A-1 Convertible Preferred Stock is entitled to annual dividends of 9% of $25.00 per share, which are to be paid quarterly in cash.

        Priority. In the event of liquidation, dissolution or similar event, holders of Series A-1 Convertible Preferred Stock will have preference over the common stock and all other capital stock, other than the Series A Convertible Preferred Stock, to the extent of $25.00 for each share of Series A-1 Convertible Preferred Stock plus any accrued and unpaid dividends.

        Conversion. Each holder of Series A-1 Convertible Preferred Stock may convert his, her or its shares into shares of common stock at any time. To convert, the holder of Series A-1 Convertible Preferred Stock must submit his, her or its request, his, her or its certificate and notice to the transfer agent. Each share of Series A-1 Convertible Preferred Stock is convertible into shares of common stock at a rate equal to 6.25 shares of common stock per share of Series A-1 Convertible Preferred Stock (subject to certain adjustments described below). Generally, we must issue and deliver the common stock within three business days.

        Adjustments to Conversion Price. The rate of conversion of Series A-1 Convertible Preferred Stock will be adjusted to account for stock splits, stock dividends, mergers or assets distributions. In no event will fractional shares be issued, however, because of such adjustment.

        Optional Redemption by Company. At any time after November 1, 2007, we may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued and unpaid dividends, and such sum is then multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012 and 100% thereafter.

        Voting Rights. The holders of Series A-1 Convertible Preferred Stock generally have no voting rights with respect to the management of Toreador. We may not take any action that adversely effects the Series A-1 Convertible Preferred Stock without prior approval of the holders of a majority of the outstanding shares of Series A-1 Convertible Preferred Stock. If Toreador fails to pay four quarterly dividend payments, the holders of Series A-1 Convertible Preferred Stock are entitled to separately, as a class, elect one person to our Board of Directors, who shall serve until the event of default is cured.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATIONFOR
SECURITIES ACT LIABILITIES

        Pursuant to the bylaws and the Certificate of Incorporation, as amended, of Toreador, Toreador will indemnify to the full extent authorized by Delaware law any director or officer of Toreador who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of Toreador. In addition, certain of Toreador’s directors have indemnification agreements with Toreador in which Toreador agrees to indemnify such directors under certain circumstances. Toreador has purchased indemnification insurance on behalf of its directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby have been passed upon for the Company by its counsel, Haynes and Boone, LLP, Dallas, Texas.

EXPERTS

        The consolidated financial statements of Toreador Resources Corporation appearing in Toreador Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Toreador Resources Corporation appearing in Toreador Resources Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2002 and 2001, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The estimates relating to Toreador Resources Corporation’s proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 2003 and 2002, incorporated in this prospectus by reference to Toreador Resources Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 are based upon estimates of such reserves prepared by LaRoche Petroleum Consultants, Ltd. in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

CERTAIN DEFINITIONS

        The following are certain defined terms used in this prospectus:

        “3D” or “3D Seismic.” An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape, and depth of subsurface rock formations. 3D seismic provides three-dimensional pictures.

        “PRODUCING WELL” or “PRODUCTIVE WELL.” A well that is capable of producing oil or natural gas in economic quantities.

        “PROVED RESERVES.” The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        “WORKING-INTEREST.” The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.